Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited and Unreviewed Financial Results for the Six Months Ended December 31, 2024

BEIJING and NEW YORK, May 31, 2025 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (OTC: WINS), an investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") and sales of medical equipment in China, today announced its unaudited financial results for the first six months ended December 31, 2024.

Fiscal Six Months Ended December 31, 2024 - Financial and Operational Summary

•	Direct financing lease interest income was nil, compared to $0.1 million for the corresponding period ended December 31, 2023. We plan to gradually divest the leasing business.
•

Medical equipment sales was $38.31 million, compared to $33.44 for the corresponding period ended December 31, 2023. This growth is mainly due to more effective sales channels.

From July 1, 2024, to December 31, 2024, Wins absorbed some new investments. The company then increased its sales performance requirements and integrated its resources, all of which were used to support the external sales of one of our subsidiaries Shiyue Gongtu. While increasing the sales efforts, we started from the products, integrating the currently authorized medical products with manufacturers for joint sales. After six months of effort, the sales volume increased by 115% in the second half of the year, and the number of new customers increased by 17%, becoming the main driving force for the company's semi-annual report performance growth.

Of the $38.31 million, sales by our subsidiary (i) Zhongrui Xukai (Beijing) Technology Co., LTD. (“Xukai”) were $0.02 million, mainly selling PET-CT, intraocular lens and molybdenum target to hospitals, (ii) Tianjin Runcheng Medical Technology Co., LTD. (“Runcheng”) generated $1.7 million of sales, mainly selling bone nails and accessories to medical device companies, and (iii) Beijing Shiyue Kangtu Medical Equipment Co., LTD (“Shiyue”),generated $36.61 million of sales, mainly selling medical equipment described in more detail below.

At present the main focus of our operations is our medical equipment business. We have established a sales agent system covering all of China, and now we are selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and bone nails to medical device companies. Shiyue mainly sells Philips imaging equipment, Olympus endoscopes, Zeiss microscopes, and Siemens imaging equipment.

On November 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a share subscription agreement (the “Agreement”) with Mr. Jun Fan (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase 5,600,000 ordinary shares (the “Shares”) of the company for an aggregate purchase price of $560,000 (“Purchase Price”). Pursuant to the Agreement, the Investor may require the Company to repurchase the Shares at the Purchase Price within one year of the date of the Agreement.

Financial Results for the Six Months Ended December 31, 2024

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing and financial advisory and agency services.(2) Medical Equipment Sales.

Medical Equipment Sales.

The income of medical equipment sales was $38.31 million for the six months ended December 31, 2024, as compared to $33.44 for the six months ended December 31, 2023, This growth is mainly due to more effective sales.

Direct financing lease interest income

Direct financing lease interest income generated from payments under direct financing leases with customers was nil for the six months ended December 31, 2024, a decrease of $0.1 million, or 100%, as compared to $0.1 million for the six months ended December 31, 2023. We plan to gradually divest the leasing business.

Non-interest expenses

Non-interest expense was $1.7 million for the six months ended December 31, 2024, as compared to non-interest expense of $1.8 million for the six months ended December 31, 2023.

Income before taxes

Income before taxes was $1.2 million for the six months ended December 31, 2024, an decrease of $0.7 million as compared to loss before taxes of $1.9 million for the six months ended December 31, 2023. The increase was attributable to the high gross profit margin on medical equipment sales. Our net revenue consists of sales revenue from medical equipment and fees on Medical consulting revenue. The increase is mainly due to the increase in Shiyue 's sales revenue. The revenue of Shiyue was $35.09 million.

Net income

Net income was $1.18 million for the six months ended December 31, 2024, an increase of $3.08 million as compared to net loss of $1.9 million for the six months ended December 31, 2023. The increase in net income was mainly due to the increase in Shiyue 's sales revenue, which was $35.09 million. This increase resulted from the growth of sales performance of Shiyue Gongtu in the six-month period.

Current Outlook

As the Company's strategic focus shifts to the medical business, we are establishing our own medical research and development and sales team. We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

About Wins Finance Holdings Inc.

Wins Finance Holdings Inc. (“Wins Finance”) is focused on medical equipment sales. Our subsidiary Dalian Ruikai Taifu Investment Management Co., LTD. specializes in the medical equipment sales business. Dalian Taifu is responsible administrative licensing, preliminary acceptance and various operating requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Shiyuegongtu is mainly engaged in medical equipment and consumables sales and medical service consulting.

 Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2021 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	Audited June 30, 2024
ASSETS
Cash	$1,448,317	$575,152
Accounts receivable net		22,636,995
Advance to suppliers		18,006.908
Interest receivable	-	-
Operating lease, right-of-use asset	127,733	126,388
Property and equipment, net	54,136	22,521
Due from related party	633,072	626,207
Other assets	47,833,081	3,485,881
Inventory	878,235	1,599,069
Intangible assets	4,104	5,277
TOTAL ASSETS	$50,978,718	$47,084,398

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$9,791,611	$3,933,853
Contract liabilities	-	7,316,569
Accounts payable		19,597,987
Other current liabilities	33,246,025	5,455,302
Deposits from direct financing leases	1,806,884	1,787,291
Operating lease liability-current	111,342	110,135
Long-term loan		2,621,572
Due to related party	2,964,873	2,932,725
Other non-current liability	1,232,785	1,232,785
Liabilities of disposal group classified as held for sale
Total Liabilities	$49,153,520	44,988,219

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018)	$1,984	1,984
Additional paid-in capital	214,048,807	214,026,180
Statutory reserve	4,687,085	5,465,625
Retained earnings	(197,199,982)	(199,055,605)
Accumulated other comprehensive loss	(24,414,812)	(22,751,325)
Minority Interest	4,702,116	4,409,320
Total Stockholders’ Equity	1,825,198	2,096,179
Noncontrolling interests
TOTAL LIABILITIES AND EQUITY	$50,978,718	$47,084,398

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	For six months ended December 31
	2023	2024
Direct financing lease income
Direct financing lease interest income	113,225	$
Interest expense for direct financing lease
Business collaboration fee and commission expenses for leasing projects
Provision for lease payment receivable	(1,769,197)
Net direct financing lease interest income after provision for receivables	(1655,972)	$
Consulting revenue	6,589
Medical Equipment Sales	33,443,241		38,307,975
Cost of sals	(31,877,619)		(35,410,996)
Revenue,net	1,572,211
Net revenue	(83,761)		$2,896,979

Non-interest income
Interest on investment securities-held to maturity			-
Total non-interest income			$-

Non-interest expense
Business taxes and surcharges	(5,370)		(98,297)
Salaries and employee charges	(254,359)		(12,252)
Rental expenses	(85,488)		(32,080)
Other operating expenses	(1,498,398)		(1,550,868,740)
Total non-interest expense	(1,843,615)		$(1,693,497)

Income before taxes	(1,927,376)		1,203,482

Income tax expense	(135,050)		(20,070)

NET (LOSSES)/INCOME FRROM CONTINUING OPERATION	(2,062,426)		$1,183,412

Net loss attributable to noncontrolling interests	(147,626,836)		$(456,352)

Total Net (Losses)/Income	(1,914,800)		1,639,764

Other comprehensive income (loss)
Foreign currency translation adjustment	(1,135,396)		(697,163)
COMPREHENSIVE (LOSS)/INCOME	(3,197,822)		$486,249

Weighted-average ordinary shares outstanding
Basic	19.837,642		25,892,642
Diluted	19,837,642		25,892,642

Earnings per share
Basic	(0.1)		$0.06
Diluted	(0.1)		$0.06
From continuing operation	(0.1)		$0.05